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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________
                                             :
         In the Matter of                    :
                                             :
CONSOLIDATED NATURAL GAS COMPANY, ET AL.     :      CERTIFICATE
                                             :          OF
         File No. 70-8371                    :      NOTIFICATION
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :


TO THE SECURITIES AND EXCHANGE COMMISSION:

	By Order dated December 10, 1996 (HCAR No. 26619) in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Consolidated Natural Gas Company ("Consolidated"), The East Ohio Gas Company ("EOG") and West Ohio Gas Company ("WOG") to become effective, and authorized the merger ("Merger") of WOG into EOG. The Merger became effective on January 1, 1997 pursuant to a Certificate of Merger duly filed with the Secretary of State of the State of Ohio under the Ohio Revised Code.

	As a result of the Merger, 1,499 shares of WOG common stock, $10,000 par value per share, were cancelled and extinguished, and 4,759,353 shares of EOG common stock, $50 par value per share, remained outstanding. Pursuant to the terms of the Merger, EOG, as the surviving corporation, succeeded to all of the rights, privileges, powers and franchises of both EOG and WOG, and also became subject to all of the restrictions, disabilities, liabilities and duties of both constituent corporations.


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	The "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 is filed herewith as Exhibit A.


			CONSOLIDATED NATURAL GAS COMPANY
								THE EAST OHIO GAS COMPANY
								  (for itself and as successor
								   to West Ohio Gas Company)


			By  N. F. Chandler
			    Their Attorney


Dated this 6th day
of January, 1997